Supplement dated October 31, 2005

To PROSPECTUS SUPPLEMENT dated October 27, 2005
(To Prospectus dated September 26, 2005)

$957,343,250
(Approximate)

HarborView Mortgage Loan Trust 2005-15
Mortgage Loan Pass-Through Certificates, Series 2005-15

Greenwich Capital Acceptance, Inc.

Depositor

Greenwich Capital Financial Products, Inc.

Sponsor and Seller

Wells Fargo Bank, N.A.

Master Servicer

The prospectus supplement dated October 27, 2005 (the “prospectus supplement”) to the prospectus dated September 26, 2005 with respect to the above captioned series is hereby amended as follows.  These amendments relate to (1) the senior debt rating assigned to the Yield Maintenance Provider by S&P, which is lower than the rating described in the prospectus supplement, and (2) the terms of the Class X-3B Certificates.

Capitalized terms used but not defined in this supplement have the meanings given to them in the prospectus supplement.

1.

On page S-4, the fifth sentence in the ninth paragraph on that page is deleted and replaced with the following two sentences:

The Class X-3B Certificates will accrue interest on a certificate notional amount equal to the aggregate certificate principal balance of the Class 3-A1A2, Class 3-A1B, Class 3-A1C and Class PO-3B Certificates (initially, equal to approximately $140,723,020).  In addition, the Class X-3B Certificates will be entitled to receive approximately 56.24% of the amount of any prepayment penalties actually collected from borrowers upon voluntary full or partial prepayment of any of certain identified group 3 mortgage loans, representing approximately 92.98% of the group 3 mortgage loans.

2.

On page S-5, the following paragraph is added after the first paragraph under the heading “Summary of Terms—Interest Payments on the Certificates—General:”

Payments on the Class X-3B Certificates will also include approximately 56.24% of the amount of any prepayment penalties collected from obligors upon voluntary full or partial prepayment of any of approximately 92.98% of the group 3 mortgage loans, as described in this prospectus supplement under “The Mortgage Loan Groups— General—Prepayment Penalty Payments” and “Description of the Certificates—General.”

RBS Greenwich Capital	WaMu Capital Corp.

October 31, 2005

3.

On page S-10, the second paragraph under the table of ratings after the heading “Summary of Terms—Ratings” is amended by adding a new clause (iv) to the end of that paragraph:

and (iv) whether any prepayment penalties will be paid to the Class X-3B Certificates from the group 3 mortgage loans.

4.

On page S-12, the third sentence under “Risk Factors—Loan prepayments may adversely affect the average life of, and rate of return on, your certificates” is deleted and replaced with the following sentences:

Prepayment penalty payments received on all of the group 1 mortgage loans will be distributed to the Class 1-P Certificates; prepayment penalty payments received on approximately 85.31% of the group 2 mortgage loans will be distributed to the Class 2-P Certificates; and approximately 56.24% and 43.76% of the prepayment penalty payments received on certain identified group 3 mortgage loans, representing approximately 92.98% of the group 3 mortgage loans, will be distributed to the Class X-3B and Class 3-P Certificates, respectively.  Prepayment penalty payments received on approximately 14.69% and 7.02% of the group 2 and group 3 mortgage loans, respectively, will be retained by the applicable servicer and will not be available for distribution to holders of any certificates.

5.

On page S-18, the following two paragraphs are added after the third full paragraph in the risk factor  “Risk Factors—Prepayments will affect the yield on the Class X-1, Class X-2, Class X-3A, Class X-3B and Class X-B Certificates”:

In addition to interest distributions, the Class X-3B Certificates will also be entitled to approximately 56.24% of the prepayment penalty amounts, to the extent collected, with respect to approximately 92.98% of the group 3 mortgage loans.  Receipt of any such amounts by holders of Class X-3B Certificates is highly uncertain.  Generally, a prepayment penalty remains applicable with respect to a mortgage loan only for a limited time period following its origination, as specified in the terms of the mortgage note.  Even if a prepayment penalty is applicable by its terms, there can be no assurance that it will actually be paid.  In some cases the terms of a mortgage loan permit prepayment without penalty even during the period that the prepayment penalty is effective.  The servicer has broad discretion to waive prepayment penalties as described in this prospectus supplement.  For example, prepayment penalties may be waived in connection with a sale of the related mortgaged property, or a refinancing by any lender other than the servicer or its affiliates.  In addition, prepayment penalties may be unenforceable due to (i) specific state law limitations in certain states governing when and under what circumstances prepayment penalties may be collected, (ii) limitations on the enforceability of prepayment penalties resulting from the application of bankruptcy, insolvency, moratorium, receivership and other similar laws relating to creditors’ rights generally, (iii) the fact that, in certain cases, collectibility of prepayment penalties may be limited due to acceleration in connection with a foreclosure or (iv) changes that may occur in state or federal law which may render prepayment penalties unenforceable or which may otherwise affect their collectibility.

As a result, the yield to maturity on the Class X-3B Certificates may be adversely affected by a lower than expected rate of collection of prepayment penalty amounts in respect of group 3 mortgage loans that are prepaid in whole or in part.  Certain prepayment, LIBOR and/or default scenarios could lead to the failure of investors in the Class X-3B Certificates to recoup fully the amount of their initial investment.

6.

On page S-26, the following paragraph is added after the first paragraph under “The Mortgage Loan Groups—General—Prepayment Penalty Payments”:

Under the servicing agreement, the servicer of the group 3 mortgage loans from which the Class X-3B Certificates are entitled to receive a portion of prepayment penalties that are collected may waive any prepayment penalty if (i) such waiver relates to a prepayment which is not a result of a refinancing by the Servicer or any of its affiliates and (ii) the mortgage loan is in default or default is foreseeable and such waiver (a) is standard and customary in servicing similar mortgage loans to the affected mortgage loan and (b) would, in the reasonable judgment of the servicer, maximize recovery of total proceeds taking into account the value of the prepayment penalty or (iii) the collection of the prepayment penalty would be in violation of applicable laws.

7.

On page S-48, the second sentence of the seventh paragraph under “The Mortgage Loan Groups—Group 3 Mortgage Loan Statistics” is deleted and replaced with the following sentence:

Prepayment penalty payments received on approximately 56.24% and 43.76% of certain identified group 3 mortgage loans, representing approximately 92.98% of the group 3 mortgage loans, will be distributed to the Class X-3B and Class 3-P Certificates, respectively, and prepayment penalty payments received on approximately 7.02% of the group 3 mortgage loans will be retained by the applicable servicer and will not be available for distribution to holders of any certificates.

8.

On page S-73, clause (c) of the second paragraph under “Description of the Certificates—General” is deleted and replaced with the following:

(c) a Class 3-P Certificate entitled to approximately 43.76% of the prepayment penalties on certain identified group 3 mortgage loans, representing approximately 92.98% of the group 3 mortgage loans,

9.

Under “Description of the Certificates—General,” the sixth full paragraph on page S-75 is amended by adding the following sentence at the end of that paragraph:

In addition, the Class X-3B Certificates will be entitled to approximately 56.24% of the prepayment penalties paid by obligors upon voluntary full or partial prepayment of group 3 mortgage loans other than those originated by GMACM and Washington Mutual, representing approximately 92.98% of the group 3 mortgage loans, as described under “The Mortgage Loan Groups—General—Prepayment Penalty Payments.”

10.

On page S-92, the third sentence of the first paragraph under “Description of the Certificates—The Yield Maintenance Provider” is deleted and replaced with the following:

The senior debt of the Yield Maintenance Provider is rated “Aa2” by Moody’s and “AA-” by S&P.

11.

On page S-101, the third sentence of the second paragraph under “Yield, Prepayment and Maturity Considerations—Prepayment Considerations and Risks” is deleted and replaced with the following sentences:

Prepayment penalty payments received on all of the group 1 mortgage loans will be distributed to the Class 1-P Certificates; prepayment penalty payments received on approximately 85.31% of the group 2 mortgage loans will be distributed to the Class 2-P Certificates; and prepayment penalty payments received on approximately 56.24% and 43.76% of certain identified group 3 mortgage loans, representing approximately 92.98% of the group 3 mortgage loans, will be distributed to the Class X-3B and Class 3-P Certificates, respectively.  Prepayment penalty payments received on approximately 14.69% and 7.02% of the group 2 and group 3 mortgage loans, respectively, will be retained by the applicable servicer and will not be available for distribution to holders of any certificates.  Generally, a prepayment penalty remains applicable with respect to a mortgage loan only for a limited time period following its origination, as specified in the terms of the mortgage note.  As a result, the yield to maturity on the Class X-3B Certificates may be adversely affected by a lower than expected rate of collection of prepayment penalty amounts in respect of group 3 mortgage loans that are prepaid in whole or in part.  In addition, prepayment penalties may be waived by the servicer or may be unenforceable.  Certain prepayment, LIBOR and/or default scenarios could lead to the failure of investors in the Class X-3B Certificates to recoup fully the amount of their initial investment.

12.

The first sentence of the first paragraph on page S-114 under “Yield, Prepayment and Maturity Considerations—Yield Considerations with Respect to the Class X-1, Class X-2, Class X-3A, Class X-3B and Class X-B Certificates” is amended by including the following proviso at the end of that sentence:

; provided, however, that the Class X-3B Certificates will also be entitled to approximately 56.24% of the prepayment penalties paid by obligors upon voluntary full or partial prepayment of certain identified group 3 mortgage loans, representing approximately 92.98% of the group 3 mortgage loans, to the extent paid by obligors upon voluntary full or partial prepayment of the group 3 mortgage loans.

13.

The following paragraph is added after the first full paragraph on page S-114 under “Yield, Prepayment and Maturity Considerations— Yield Considerations with Respect to the Class X-1, Class X-2, Class X-3A, Class X-3B and Class X-B Certificates:”

To the extent that prepayment penalties are collected on group 3 mortgage loans, receipt by holders of Class X-3B Certificates of a portion of these prepayment penalty amounts may mitigate, to a limited extent, the adverse yield effect of early prepayments. However, receipt of any such prepayment penalty amounts  by holders of the Class X-3B Certificates is highly uncertain.  As described in this prospectus supplement, there can be no assurance that when a mortgage loan is prepaid any applicable prepayment penalty will actually be collected.

14.

The following is added after the first sentence of the last paragraph on page S-114:

In addition, the sensitivity table for the Class X-3B Certificates is based on the assumptions that (i) no prepayment penalty with respect to any group 3 mortgage loan is waived by the related servicer or is unenforceable, (ii) the prepayment penalty with respect to each group 3 mortgage loan is paid by the related borrower when due and (iii) the prepayment penalty with respect to each group 3 mortgage loan is equal to six months’ interest on any amounts prepaid during any twelve-month period in excess of 20% of the original principal balance of the related mortgage loan.

15.

The third table on page S-115 under “Yield, Prepayment and Maturity Considerations—Yield Considerations with Respect to the Class X-1, Class X-2, Class X-3A, Class X-3B and Class X-B Certificates” is deleted and replaced with the following table:

Pre-Tax Yield to Maturity of the Class X-3B Certificates at an Assumed Purchase Price of 5.125% of the Class X-3B Certificates Notional Amount Plus Accrued Interest from the Cut-Off Date
CPR
10%	15%	20%	30%	40%
21.5%	16.6%	11.8%	1.7%	(8.9)%

The yields set forth in the table above are based on an assumed rate of collection of prepayment penalties in respect of prepaid mortgage loans of 100%.  There can be no assurance as to whether, when a mortgage loan is prepaid in full or in part, any applicable prepayment penalty will actually be collected from the borrower.  If the rate of collection of prepayment penalty fees on prepaid mortgage loans is less than the rate assumed, the actual yield to holders of Class X-3B Certificates will be lower (at any particular prepayment speed) than the yields set forth above.

16.

In the first sentence of the first paragraph following the tables on page S-115 under “Yield, Prepayment and Maturity Considerations—Yield Considerations with Respect to the Class X-1, Class X-2, Class X-3A, Class X-3B and Class X-B Certificates,” (1) the assumed purchase price (including accrued interest) for the Class X-3B Certificates is changed to “approximately $7,528,399, and (2) the assumed prepayment rate at which the pre-tax yield of the Class X-3B Certificates would be equal to approximately 0% is changed to approximately 32% CPR.

17.

On page S-124, under the heading “Ratings,” the following sentence is added at the end of the second to the last paragraph appearing on that page:

In addition, the ratings do not address whether any prepayment penalties will be paid to the Class X-3B Certificates from the group 3 mortgage loans.